Exhibit 5

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2006, filed with the SEC on September 5, 2007, as amended and as it may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Republic of Colombia

According to preliminary figures, Colombia’s ratio of total net non-financial public sector debt to gross domestic product (“GDP”) decreased from 45.8% at December 31, 2005 to 43.1% at December 31, 2006, and was 41.9% at June 30, 2007.

In 2005, the Government revised the principal indicator it would be using as a basis for the Government’s projections regarding fiscal deficit, primary balance and public debt balance. The new principal indicator is the total debt net of external financial assets, which is calculated by subtracting the amount of external assets owned by the National Treasury, the Oil Stabilization and Savings Fund and the other decentralized entities from the total net non-financial public sector debt figure. The ratio of total debt net of external financial assets to GDP as so calculated was 42.5% at December 31, 2005, 38.9% at December 31, 2006, and decreased to 37.7% at June 30, 2007.

The dynamics of the economic growth, fiscal adjustments and privatizations, as well as the active liability management carried out by Government in the local and international markets during recent years have contributed to a reduction of the overall debt of the Republic as a percentage of GDP. Although the Colombian government expects to keep this ratio on a continuous downward trend in the following years, no assurance can be given that this goal will be achieved.

The Minister of Finance is Oscar Ivan Zuluaga, who took office in March 2007.

Internal security

The Government announced that for 2006, homicides, automobile theft and kidnapping declined by 4.6%, 7.1%, and 14.1%, respectively, as compared to 2005. On the other hand, incidents of terrorism rose by 5.7% compared to 2005. For the twelve-month period ended November 30, 2007, homicides, automobile theft, kidnapping and incidents of terrorism decreased by 0.3%, 10.9%, 27.0% and 41.6%, respectively, compared to the corresponding period in 2006.

Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz.” At December 31, 2006, 31,687 members of paramilitary groups had been reintegrated into civil society. Furthermore, since the start of the Uribe administration through December 31, 2006, 42,951 members of illegal armed groups, including paramilitary organizations, had been demobilized.

Juan Manuel Santos was appointed as Defense Minister by President Uribe and took office on August 7, 2006.

In May 2007, the Government announced that approximately 200 members of the Fuerzas Armadas Revolucionarias de Colombia (FARC) sentenced and imprisoned in various jails throughout the country would be released, as provided in the current Justice and Peace Law, as a unilateral act of the Government and positive step toward securing the release of certain nationals and foreigners kidnapped by the FARC. In June 2007, 150 members of the FARC were released by the Government, including Rodrigo Granda, one of the higher ranked combatants captured by the Government. The FARC, however, did not reciprocate and instead insisted on negotiating the terms of an exchange of prisoners within the framework of a demilitarized zone.

On August 31, 2007, President Uribe accepted the offer by Venezuelan President Hugo Chávez Frías to mediate in negotiations for the release of certain hostages for guerrillas. On November 21, 2007, the Government decided to withdraw support for the mediation by President Chavez, citing a breach of protocol. On December 26, 2007, however, the Government again authorized President Chavez to mediate in the negotiations and approved a plan to liberate three hostages held by the FARC, with the assistance of the International Red Cross and under the observation of delegations from Argentina, Brazil, Bolivia, Cuba, Ecuador, France and Switzerland. The liberation was to occur before year-end 2007 but had not taken place as of January 7, 2008.

Internal security issues continue to be a leading challenge faced by Colombia. There can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross domestic product

According to preliminary figures, real GDP grew approximately 6.8% in 2006 and approximately 6.6% for the third quarter of 2007 as compared with the third quarter of 2006. During 2006, the sectors that experienced the largest increases in real growth were construction, which grew by 14.6%, and retail, restaurants and hotels, which grew by 11.1%. During the third quarter of 2007, the sectors that experienced the largest real growth increase were transportation, storage and communications (10.9%), retail, restaurants and hotels (9.9%) and manufacturing industry (8.9%).

The Government currently estimates that real GDP growth for 2007 will be approximately 6.5%, although no assurance can be given that this projection will be reached.

Employment and labor

The following table presents monthly average rates of unemployment in urban areas for January 2004 through November 2007, according to the most recent methodology adopted by the National Administrative Department of Statistics (“DANE”).

Monthly Unemployment Rates for the

13 Largest Urban Areas (1)

	2004	2005	2006	2007
January	18.1%	16.1%	16.0%	14.4%
February	17.1	16.1	14.2	12.8
March	16.2	15.1	12.2	12.6
April	16.9	14.5	12.7	11.6
May	14.8	13.9	13.1	11.4
June	15.8	14.0	12.5	11.7
July	15.3	14.1	13.1	11.3
August	15.0	13.8	12.7	11.1
September	14.9	13.5	12.8	10.6
October	14.1	12.1	12.7	10.3
November	13.9	12.1	11.3	9.0
December	13.0	12.2	12.8

(1)	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $4,297 million for the first nine months of 2007, compared to a deficit of U.S. $2,149 million for the same period in 2006. For 2006, the current account deficit was U.S. $3,057 million, compared to a U.S. $1,881 million deficit in 2005. Increases in current account deficits in the periods indicated are due to (i) increase in domestic demand resulting in greater levels of imported goods as well as imports related to increases in production capacity in the country and (ii) the stimulus for greater levels of imports caused by the strengthening peso. For the first nine months of 2007, the capital account registered a U.S. $8,972 million surplus, compared to a U.S. $1,423 million surplus for the same period in 2006, reflecting an increase in foreign direct investment in the country. The capital account surplus totaled U.S. $2,799 million for 2006, compared with a U.S. $3,230 million capital account surplus for 2005.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended 2005(2)		For the Year Ended 2006(2)		For the first nine months of 2006(2)		For the first nine months of 2007(2)
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	U.S. $	5,559	U.S. $	6,328	U.S. $	4,928	U.S. $	4,497
Coffee		1,471		1,461		1,051		1,212
Coal		2,598		2,913		2,042		2,663
Nickel		738		1,107		688		1,257
Gold and emeralds(3)		589		371		303		303
Nontraditional(4)		9,863		11,749		8,535		10,301
Total Exports		20,818		23,930		17,547		20,683

Imports (FOB)
Consumer Goods		3,530		4,707		3,320		4,341
Intermediate Goods		8,629		10,522		7,697		9,386
Capital Goods		7,271		8,748		6,300		7,993
Total Imports (FOB)		19,431		23,976		17,317		21,720

Special Trade Operations (Net)(5)		208		368		194		125
Trade Balance		1,595		322		424		(912)
Services (Net)(6)

Inflow		2,664		3,373		2,399		2,588
Outflow		4,766		5,493		3,933		4,374
		(2,102)		(2,120)		(1,535)		(1,786)
Income (Net)(7)
Inflow		1,074		1,525		1,071		1,403
Outflow		6,531		7,528		5,597		6,742
		(5,546)		(6,003)		(4,526)		(5,340)
Transfers (Net)		4,082		4,743		3,488		3,740

Total Current Account		(1,881)		(3,057)		(2,149)		(4,297)

Capital Account
Foreign Direct Investment (Net)(8)		5,578		5,365		3,634		6,483
Portfolio Investment (Net)(9)		(1,742)		(2,430)		(2,133)		1,201
Loans (Net)(10)		(1,400)		245		(167)		1,486
Commercial Credits (Net)		75		388		(21)		359
Leasing (Net)(10)		105		55		86		0
Other (Net)(10)		662		28		70		(526)
Other Long Term Financing		(48)		(47)		(46)		(31)
Special Capital Flows (Net)(11)		0		0		0		0
Total Capital Account		3,230		2,799		1,423		8,972
Errors and Omissions		380		280		456		(104)
Change in Gross International Reserves	U.S. $	1,729	U.S. $	23	U.S.$	(269)	U.S. $	4,570

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
(2)	Preliminary.
(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).
(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.
(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.
(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
(10)	Includes long-term and short-term flows.
(11)	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República—Economic Studies.

Monetary System

Financial Sector

At November 30, 2007, Colombia’s financial sector had a total gross loan portfolio of Ps. 111.8 trillion, compared to Ps. 88.2 trillion at November 30, 2006. Past-due loans amounted to Ps. 3.8 trillion at November 30, 2007, as compared to Ps. 2.4 trillion at November 30, 2006. Past due loans increased by 55.9% from November 30, 2006 to November 30, 2007. Provisions covering past-due loans decreased from 146.5% at November 30, 2006 to 124.3% at November 30, 2007. The aggregate net technical capital (or solvency ratio) of Colombian banks increased from 12.1% of risk-weighted assets at November 30, 2006, to 12.5% at November 30, 2007. The change in the solvency ratio is a product of an increase in technical capital from Ps. 13.0 trillion at November 30, 2006 to Ps. 16.3 trillion at November 30, 2007.

The following table shows the results of the financial sector as of, and for the eleven-month period ended November 30, 2007:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the eleven-month period ended November 30, 2007)

	Assets		Liabilities		Net Worth		Earnings/(Losses)
Private Sector Institutions(1)	Ps.	173,666,609	Ps.	152,736,150	Ps.	20,930,458	Ps.	3,399,346
Public Sector Institutions		10,060,121		9,369,124		690,998		248,921
Special State-Owned Institutions(2)		30,100,578		23,698,035		6,402,543		509,114

Total(3)	Ps.	183,726,730	Ps.	162,105,274	Ps.	21,621,456	Ps.	3,648,267

Totals may differ due to rounding.

(1)	Includes cooperatives
(2)	Includes Special Financing Institutions but not Banco de la República.
(3)	Special State-Owned Institutions are not included in the total according to a new methodology adopted in 2005.

Source: Financial Superintendency.

Interest rates and inflation

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) increased to 9.0% in December 2007 from 6.8% in December 2006. The average DTF increased from 6.8% in December 2006, as compared to 6.3% in December 2005.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) at December 31, 2007 as compared to December 31, 2006 was 5.7%. The CPI for 2006 was 4.5%, as compared to 4.9% in 2005.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) at December 31, 2007 as compared to December 31, 2006 was 1.3%. The PPI for 2006 was 5.6%, as compared to 2.1% for 2005.

The following table sets forth changes in the consumer price index (CPI), the producer price index (PPI) and average 90-day deposit rates (DTF) for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2005
January	5.4	4.4	7.7
February	5.3	4.3	7.4
March	5.0	4.9	7.3
April	5.0	4.2	7.3
May	5.0	3.0	7.2
June	4.8	2.6	7.2
July	4.9	3.0	7.1
August	4.9	2.9	7.0
September	5.0	2.2	6.8
October	5.3	2.2	6.5
November	5.1	1.8	6.4
December	4.9	2.1	6.3

2006
January	4.6	2.3	6.1
February	4.2	1.7	6.0
March	4.1	1.4	6.0
April	4.1	3.3	5.9
May	4.0	4.0	6.0
June	3.9	4.8	6.1
July	4.3	5.3	6.5
August	4.7	5.3	6.4
September	4.6	6.0	6.4
October	4.2	5.3	6.4
November	4.3	5.2	6.7
December	4.5	5.6	6.8

2007
January	4.7	5.0	6.8
February	5.3	4.9	6.8
March	5.8	4.2	7.5
April	6.3	2.3	7.5
May	6.2	0.6	7.6
June	6.0	-1.0	8.0
July	5.8	-1.8	8.3
August	5.2	-1.6	8.5
September	5.0	-0.9	8.9
October	5.2	-0.6	8.6
November	5.4	0.4	8.7
December	5.7	1.3	9.0

(1)	Percentage change over the previous twelve months at the end of each month indicated.
(2)	Average for each month of the short-term composite reference rate (depósitos a término fijo), as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign exchange rates and international reserves

Exchange rates. On January 2, 2008, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,014.76 = U.S. $1.00, as compared to Ps. 2,238.79 = U.S. $1.00 on January 2, 2007. For 2007, the Representative Market Rate reached a high of Ps. 2,261.22=U.S. $1.00 on January 30, 2007 and a low of Ps. 1,877.88=U.S. $1.00 on June 6, 2007. For 2006, the Representative Market Rate reached a high of Ps. 2,634.06 = U.S. $1.00 on June 29, 2006 and a low of Ps. 2,225.44 = U.S. $1.00 on December 27, 2006.

International reserves. At October 31, 2007, net international reserves were U.S. $20.7 billion. Net international reserves increased from U.S. $14.9 billion at December 31, 2005 to U.S. $15.4 billion at December 31,

2006. Between January and April 2007, Banco de la República bought a total of U.S. $4,527.4 million from the market in order to control peso appreciation. Since April 2007, however, Banco de la República has not intervened in the foreign exchange market except for normal volatility control measures. In November 2007, Banco de la República sold to the market U.S. $12.5 million in its intervention to control volatility, as compared to U.S. $117.7 million bought in November 2006.

As established by Decree No. 4646 of 2006 and according to the technical criteria established by Resolution No. 137 of January 27, 2007, which refers to the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform, among other measures, derivatives operations that consist of swaps and forwards over foreign exchange.

As of December 31, 2007, the General Directorate of Public Credit and the National Treasury had no outstanding net bought position in forward contracts.

Appreciation of the Peso and measures taken by the Government

Since September 2006, the peso has appreciated significantly against the U.S. dollar. For the first four months of 2007, the peso appreciated against the U.S. dollar by 6.01%. As the peso appreciated against the U.S. dollar, Banco de la República intervened in the foreign exchange markets to control currency appreciation. During the first four months of 2007, however, inflation, as measured by the CPI, reached 4.1%. Concerned that the inflation target of between 3.5% and 4.5% for full year 2007 might not be attainable, Banco de la República made a series of increases in overnight interest rates from 8.25% on March 23, 2007 to 9.50% on November 23, 2007.

On May 6, 2007, Banco de la República introduced a new package of measures that are intended to tighten monetary policy and control the strengthening of the peso. The package included: (i) an increase in the reserve requirement on current accounts from 13% to 27%, on savings accounts from 6% to 12.5% and on time deposits up to eighteen months from 2.5% to 5% (although the reserve requirement would only apply to accounts and deposits in excess of the level that banks had as of May 4, 2007, and Banco de la República will not pay any interest on the new reserve requirement); (ii) the establishment of a 40% reserve requirement on any disbursement of external loans for private sector borrowers as well as public sector entities (including the central government) for a six-month period at Banco de la República with no interest; and (iii) the establishment of a ceiling for financial sector institutions’ derivatives operations of 500% of their technical equity. “Technical equity” refers to the sum of the most easily realizable equity accounts of a financial institution that is calculated to evaluate the strength of such institution and its capacity to respond to financial difficulties.

On May 23, 2007, the Ministry of Finance announced through Decree 1801 an additional measure to control the inflow of short-term portfolio investments. The measure included the requirement of a 40% deposit at Banco de la República for short-term portfolio investments for a period of six months with no interest payable.

On November 23, 2007, Banco de la República modified certain aspects of the capital control regime through Resolution 18 of 2007. Under External Resolution 18, the requirement of a 40% deposit to be made for external borrowing was relaxed in two ways: (i) the deposit can be made in Colombian pesos or U.S. dollars, at the election of the borrower, and (ii) the penalties for withdrawal of funds before the six-month maturity period were reduced.

Similarly, on December 14, 2007, the Government also decided to modify the capital control regime applicable to foreign portfolio investment through Decree 4814. Under Decree 4814, (i) the deposit can be made in Colombian pesos or U.S. dollars, (ii) the penalties for withdrawal of funds before the six-month maturity period were reduced, and (iii) investments made in shares issued in primary offerings are excluded from such deposit.

Public Sector Finance

General

For the year ended December 31, 2006, Colombia’s fiscal deficit increased to 0.4% of GDP, compared to a zero deficit in 2005. The principal public sector finance statistics for 2007 and 2008 are as follows:

Principal Public Sector Finances Statistics (% of GDP)

	Budget 2007(1)	Actual Budget 2007(2)(3)	Budget 2008(4)
Non-financial Public Sector Balance	(1.9)%	(1.0)%	(1.7)%
Central Government	(5.0)	(3.3)	(3.3)
Other Public Sector Entities	3.1	2.3	1.6
Central Bank Balance	0.4	0.5	0.3
Fogafín Balance	0.2	0.2	0.2
Financial Sector Restructuring Costs	(0.3)	(0.3)	(0.3)
Statistical Discrepancies	(0.0)	0.0	0.0
Consolidated Public Sector Balance	(1.7)	(0.7)	(1.4)

Totals may differ due to rounding.

(1)	Figures included in 2007 Financial Plan under June 2006 CONFIS document 05/2006.
(2)	Figures calculated by CONFIS as of September 2007 in connection with the release of the Financial Plan 2008.
(3)	Preliminary figures.
(4)	Assumptions in the 2008 Financial Plan under CONFIS document 08/2007, as of September 2007, include Ps. 378,804 trillion Nominal GDP; 5.0% Real GDP growth; 4.0% Inflation; (0.4)% Real Devaluation; and U.S. $68.3 export price of oil (Cusiana).

The following table shows the principal budget assumptions for 2007 and 2008 revised as of November 22, 2007.

Principal 2007 and 2008 Budget Assumptions Revised as of November 22, 2007(1)

	2007 Budget Assumptions		2008 Budget Assumptions
Gross Domestic Product
Nominal GDP (billion pesos)	Ps.	350,463	Ps.	378,804

Real GDP Growth		6.5%		5.0%
Inflation
Domestic Inflation (producer price index)(2)		1.0%		4.0%
Domestic Inflation (consumer price index)		5.0%		4.0%
External Inflation(3)		6.5%		5.0%
Real Devaluation (average)		0.6%		(0.4)%
Interest Rates
Prime (United States)		8.1%		7.4%
LIBOR (six month)		5.2%		4.4%
Export Prices
Coffee (ex-dock) ($/lb.)		1.21		1.03
Oil ($/barrel) (Cusiana)		58.99		68.33
Coal ($/ton)		53.16		50.50
Ferronickel ($/lb.)		6.04		4.31

(1)	Figures correspond to statistics released by the Ministry of Finance and Public Credit only to public entities in Colombia.
(2)	End of period. Calculated using a projected change in the producer price index.
(3)	“External Inflation” means the weighted average inflation for Colombia’s major trading partners. As of July 2007, the following are the weights assigned to each of Colombia’s major trading partners: United States (44.0%), Venezuela (11.3%), Ecuador (4.5%), Mexico (4.6%), Brazil (3.7%), Germany (3.3%), Peru (3.1%), Switzerland (3.4%), Panama (2.9%), Japan (3.0%), Spain (2.1%), Italy (2.1%), The Netherlands (2.2%), Chile (2.1%), United Kingdom (1.6%), Canada (1.7%), France (1.7%), Belgium (1.3%), Argentina (0.8%) and Sweden (0.8%). For the first three quarters of 2007, Colombia’s main export destinations (and corresponding percentage of total exports) were: United States (35.2%), Venezuela (15.3%), Ecuador (4.4%), Switzerland (3.2%), Peru (2.8%), The Netherlands (2.7%), Dominican Republic (2.1%), Spain (2.0%), Italy (2.0%), Mexico (1.7%), Germany (1.7%), United Kingdom (1.4%), Belgium (1.4%), Japan (1.4%) , Brazil (1.3%), Chile (1.2%) and France (1.2%). For the first three quarters of 2007, Colombia’s main import origins (and corresponding percentage of total imports) were: United States (25.9%), China (10.0%), Mexico (9.5%), Brazil (7.3%),Venezuela (4.4%), Japan (3.8%), Germany (3.7%), South Korea (2.7%), Ecuador (2.3%), Argentina (2.2%), Chile (2.0%), Peru (1.9%), Canada (1.9%), Italy (1.6%), France (1.5%), India (1.5%), Spain (1.4%), Switzerland (1.0%) and Taiwan (1.0%).

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2007 and 2008. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

IMF program

Effective May 2005, the Executive Board of the IMF approved a new 18-month, SDR 405 million (U.S. $ 613 million) Stand-By Arrangement to support Colombia’s economic program through November 2006.

In July 2005, the IMF mission completed its first review under the new Stand-By Arrangement. At the conclusion of the review, the IMF and Colombia agreed to a lower target combined public sector deficit for 2005 of between 1.5% to 2.0% of GDP, compared with an original target of 2.5% of GDP. The lower target combined public sector deficit for 2005 takes into account the effects of higher oil export prices, increased tax revenues, a higher revenue from imports tariffs, and reduced interest costs. For 2006, the target combined public sector deficit was 1.5% of GDP, assuming a conservative export price of oil. Completion of the review made an amount equivalent to SDR 42.3 million (approximately U.S. $61.0 million) immediately available to Colombia, in addition to SDR 193.5 million (approximately U.S. $278.9 million) made available initially upon the program’s approval. The Stand-By Arrangement expired in November 2006 without having been drawn upon, and Colombia determined that, in view of its economic and financial position, it was not necessary to renew the arrangement.

Privatization

On February 26, 2007, the Government authorized the sale of 19.2% of the shares in Isagen S.A. ESP, a stated-owned public utility company engaged in the generation and sale of electricity. On August 3, 2007, the Government announced that it had completed the sale of those shares to the public for Ps. 592.1 billion. Following the sale, the Government owns 57.7% of Isagen’s outstanding shares.

On July 25, 2007, the Government announced a public offering of 20% of the shares of Ecopetrol S.A., a petroleum company that is Colombia’s largest company and largest state-owned company. The newly issued shares were offered from August 27, 2007 through September 25, 2007, to active employees, pension funds, cooperatives, mutual funds and Colombian citizens. On September 25, 2007, Ecopetrol received Ps. 5.7 trillion for all the offered shares. The proceeds from the sale will be used to invest in exploration, exploitation of hydrocarbons, and modernization and development of biofuels.

Public Sector Debt

Public sector internal debt

As of December 31, 2006, Central Government’s total direct internal funded debt (with an original maturity of one year or more) was Ps. 103.7 trillion, compared to Ps. 96.6 trillion at December 31, 2005. The following table shows the direct internal funded debt of the Central Government at November 30, 2007 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt(1)

	At November 30, 2007 (in millions of pesos)
Treasury Bonds	Ps.	85,561,505
Pension Bonds		8,136,025
Fogafin Bonds		1,746,226
Law 546 Bonds(2)		1,054,452
TRD		3,896,039
Peace Bonds		742,415
Constant Value Bonds		1,666,883
Banco Agrario		549,240
Others(3)		221,433
Security Bonds		6,042

Total	Ps.	103,712,327

Total may differ due to rounding.

(1)	Debt with an original maturity of one year or more.
(2)	Includes Law 546 and debt reduction bonds.
(3)	Includes other assumed debt.

Source: Deputy Director of Risk—Ministry of Finance and Public Credit.

During 2006, the Government carried out several debt management transactions in the local market with the following objectives: improving the profile of the domestic yield curve; taking advantage of attractive interest rate levels; and reducing the outstanding number of bonds in the domestic yield curve to create liquid benchmarks.

In May 2007, the Government exchanged fixed rate TES and UVR bonds with maturities between 2008 and 2012 for fixed rate TES bonds with maturities in 2009, 2010, 2015 and 2020 and UVR bonds with maturities in 2010 and 2023, in an aggregate amount of Ps. 2.3 trillion.

On September 5, 2007, the government prepaid TES bonds maturing on November 9, 2007, for a total amount of Ps. 885 billion. The transaction was conducted through an auction and allowed the Government to reduce the debt service by approximately. Ps. 14 billion.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of one year or more) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	At December 31, 2006		At June 30, 2007
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Central Government	U.S. $	23,487	U.S. $	23,515
Public Entities(2)
Guaranteed		1,872		1,804
Non-Guaranteed		605		706

Total External Funded Debt	U.S. $	25,963	U.S. $	26,026

1.	Provisional. Subject to revision. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2006 and June 30, 2007, respectively. Medium and long term indebtedness. Excludes debt with resident financial institutions.
2.	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Banco de Colombia is not included because it was privatized in 1994.

Source: Debt Database Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2006		At June 30, 2007
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Multilaterals	U.S. $	10,559	U.S. $	10,683
IADB		4,442		4,498
World Bank		4,582		4,666
Others		1,556		1,519
Commercial Banks		1,064		1,122
Export Credit Institutions		332		299
Bonds		13,739		13,672
Foreign Governments		208		199
Suppliers		61		51

Total	U.S. $	25,963	U.S. $	26,026

Total may differ due to rounding.

(1)	Provisional. Subject to revision. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2006 and June 30, 2007, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

On January 8, 2008, Colombia signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S. $650,000,000 aggregate principal amount of its 7.375% Notes due 2017 and U.S. $350,000,000 aggregate principal amount of its 7 3/8% Bonds due 2037. The settlement for the offering is expected to occur on January 15, 2008.